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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 1d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF AUGUST 1998

                         ------------------------------


                                PETSEC ENERGY LTD

                            Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                    Australia


    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                            Form 20-F   X   Form 40-F
                                     -------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.]

                                Yes      No   X
                                    ----    -----
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The following is the text of a release to Australian Stock Exchange regarding the Company's half year / second quarter results ended 30 June 1998:

                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

14 August 1998

          PETSEC ENERGY ANNOUNCES ITS HALF YEAR / JUNE QUARTER RESULTS
          ------------------------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA; NYSE: PSJ), an independent oil and gas exploration and production company with its operations offshore Gulf of Mexico, USA, today reported its results of operations for the half year and three months ended 30 June 1998.

RESULTS

Under Australian accounting standards, for the half-year to 30 June 1998 Petsec recorded sales of A$97.2 million, net operating cash flows of A$56.3 million and a profit after tax before abnormal items of A$3.1 million.

Abnormal losses of A$34.2 million after tax (dry holes at South Marsh Island 189 and High Island 308 and an impairment charge at the West Cameron 480 #2 well) reduced the overall result to a net loss for the half-year of A$31.1 million.

Under US generally accepted accounting principles, for the half year to 30 June 1998 Petsec recorded net sales of US$51.6 million and a cash flow from operating activities of US$36.5 million. The Company adopts the "successful efforts" method of accounting, which expenses the costs of exploratory dry holes as and when incurred. During the half year the Company incurred US$21.8 million (after tax) of dry hole and impairment charges. There were two dry holes (the High Island 308 #1 well and the South Marsh Island 189 #1 well) and an impairment charge at the West Cameron 480 #2 well. These reduced the net income before dry hole and impairment costs of US$0.6 million to a net loss for the six months of US$21.2 million. Basic and diluted earnings per ADR were a loss of US$0.99 (1997: a net income per ADR of US$0.40).

In the June quarter Petsec recorded net sales of US$23.6 million and generated US$13.1 million of cash flow from operating activities. During the quarter the Company incurred US$10.9 million (after tax) relating to two dry holes (the High Island 308 #1 well and the balance of the South Marsh Island 189 #1 well costs), resulting in a net loss after tax of US$12.4 million. Basic and diluted earnings per ADR were a loss of US$0.57 (1997: a net income per ADR of US$0.09).

Net sales were 17% lower than the comparable quarter in 1997 due to a 10% reduction in production and a 7% fall in realised prices (resulting from the sharp fall in oil prices). Realised prices were assisted by the Company's hedging. At 30 June 1998 the Company had commodity swap contracts for the remainder of 1998 for 552,000 barrels of oil at an average

NYMEX price of US$20.10 per barrel and for 8.3 million MMbtu of natural gas at an average NYMEX price of US$2.19 per MMbtu.

A summary of the unaudited financial results for the three months and for the half year ended 30 June 1998 is attached.

PRODUCTION

Production in the June quarter was adversely affected by the mechanical failure of the Ship Shoal A-5ST well and by the high line pressures at the Main Pass 6/7/91 gas field, which restricted gas production rates.

Rectification of the production problems in the June quarter is being addressed. Remedial work is currently being undertaken on the Ship Shoal 193 A-5ST oil well and it is planned to restore production from this well within a month. Larger compressors are being installed at Main Pass 7 to increase output from the Main Pass 6/7/91 gas field by early in the fourth quarter 1998.

Oil production rates increased late in July, with the Ship Shoal 193 A-6ST well coming into production. As a result, overall oil and gas production in the September quarter is expected to be higher than that in the June quarter.

EXPLORATION

During the six months to 30 June 1998 the Company drilled or side-tracked seven wells, of which three were oil and gas discoveries, two are suspended pending further work for future production and two were plugged and abandoned.

Petsec was awarded seven new lease blocks as a result of its successful bidding at the March 1998 Louisiana Gulf Coast lease sale. Five of these blocks are strategically located adjacent to the Company's producing leases at Main Pass and Ship Shoal.

Exploration in the balance of 1998 will focus on extending the Ship Shoal 193 A-6 discovery. After completing the remedial work on the Ship Shoal 193 A-5ST well, the Company intends to spud the Ship Shoal 193 #4 exploration well. The #4 well will target the lower E-series sands already encountered elsewhere on Ship Shoal 193 and which are being produced from four other wells on the lease. The #4 well will also test deeper sands (encountered when the A-6ST was deepened) within a large fault enclosure.

Petsec also plans drilling wells on the newly acquired Main Pass leases adjacent to its producing properties at Main Pass 6 / 7 / 91 and is in the process of permitting these wells.


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STRATEGIC REVIEW

The Company reports that the program to explore its strategic alternatives (previously announced on 22 June 1998) is proceeding.

For further information please contact:

In Australia:                                In USA:

Robin Cumming, Chief Financial Officer       Ross Keogh, VP Finance and
Petsec Energy Ltd                            Administration,
(61) 2 9247 4605 (phone)                     Petsec Energy Inc
(61) 2 9251 2410 (fax)                       (318) 989 1942 (phone)
Level 13, Gold Fields House                  (318) 989 7271 (fax)
1 Alfred Street, Sydney, NSW 2000            143 Ridgeway Drive, Suite 113
                                             Lafayette Louisiana, 70503-3402

   Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                                PETSEC ENERGY LTD

          RESULTS FOR THE HALF YEAR / SECOND QUARTER ENDED 30 JUNE 1998

                (A$, AUSTRALIAN ACCOUNTING STANDARDS, UNAUDITED)

                                                          Three months ended      Change        Six months ended            Change
                                                         30 Jun 98   30 Jun 97       %       30 Jun 98     30 Jun 97           %
                                                            (in thousands)                       (in thousands)

-----------------------------------------------------------------------------------------------------------------------------------
OIL AND GAS SALES (BEFORE DEDUCTING ROYALTIES)        A$   46,030      45,567       +1%       97,175        95,460            +2%


PROFIT AND LOSS ACCOUNT

   Profit before interest and abnormal items          A$    1,983       7,753      -74%       10,132        22,572           -55%

   Net interest expense                                    (2,478)     (1,253)                (4,369)       (1,854)

                                                          -------------------                ---------------------

   Operating profit (loss) before abnormal items             (495)      6,500     -108%        5,763        20,718           -72%

   Abnormal items (dry hole costs and impairment)         (24,875)          -                (53,468)            -

                                                          -------------------                ---------------------
    Operating profit (loss) before tax                    (25,370)      6,500                (47,705)       20,718

   Tax benefit (expense)                                    8,584      (2,230)                16,607        (6,759)
                                                          -------------------                ---------------------
    OPERATING PROFIT (LOSS) AFTER TAX                     (16,786)      4,270                (31,098)       13,959

                                                          -------------------                ---------------------



BASIC AND DILUTED EARNINGS PER SHARE                   A$   (0.16)       0.04                  (0.29)         0.13

NUMBER OF SHARES OUTSTANDING (PERIOD END, THOUSANDS)      107,601     107,101                107,601       107,101

NUMBER OF SHARES OUTSTANDING (AVERAGE, THOUSANDS)         107,601     107,101                107,601       107,054

AVERAGE US$ / A$ EXCHANGE RATES                            0.6275      0.7648      -18%       0.6491        0.7695           -16%
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

                                PETSEC ENERGY LTD

                RESULTS FOR THE SECOND QUARTER ENDED 30 JUNE 1998
 (US$, "SUCCESSFUL EFFORTS" ACCOUNTING UNDER US GENERALLY ACCEPTED ACCOUNTING
                             PRINCIPLES, UNAUDITED)


                                                                    Three months ended      Change   Six months ended      Change
                                                                  30 Jun 98     30 Jun 97     %     30 Jun 98   30 Jun 97     %
                                                                      (in thousands)                  (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
   Oil and gas sales (net of royalties)                     US$     23,596        28,381     -17%   51,582     59,302      -13%
   Lease operating expenses                                         (3,578)       (2,471)           (7,814)    (4,763)
   General, administrative and other expenses                       (2,403)       (2,261)           (4,600)    (4,054)
   Stock compensation expense                                         (320)         (413)             (629)      (822)
                                                                ------------------------           ------------------
    EBITDAX (income before interest, DD&A, exploration,             17,295        23,236     -26%   38,539     49,663      -22%
     dry hole costs)
   Depletion, depreciation & amortisation (DD&A)                   (13,843)      (15,337)          (28,945)   (29,440)
                                                                ------------------------           ------------------
    INCOME FROM OPERATIONS (before exploration &                     3,452         7,899             9,594     20,223
     dry hole costs)
   Exploration expenditures                                         (3,046)       (1,136)           (4,870)    (2,429)
   Dry hole and impairment expense                                 (17,105)       (2,259)          (34,056)    (2,259)
                                                                ------------------------           ------------------
    INCOME (LOSS) FROM OPERATIONS                                  (16,699)        4,504           (29,332)    15,535
   Profit on sale of assets and other income                           (48)           28               (79)        28
   Interest expense (net of interest income)                        (1,511)         (834)           (2,717)    (1,299)
   Equity in income (loss) of affiliates                                 -        (1,356)                -     (1,674)
                                                                ------------------------           ------------------
    Income before tax                                              (18,258)        2,342           (32,128)    12,590
   Income tax benefit (expense)                                      5,886          (342)           10,890     (4,007)
                                                                ------------------------           ------------------
    NET INCOME (LOSS)                                       US$    (12,372)        2,000           (21,238)     8,583
                                                                ------------------------           ------------------

CASH FLOW DATA
   Net cash provided by operating activities                US$     13,135        22,526     -42%   36,485     46,655      -22%
   Net cash used in investing activities                    US$    (43,476)      (36,490)          (75,837)   (70,478)
   Net cash provided by financing activities                US$     31,000        51,694            35,000     60,147

BALANCE SHEET DATA (AT END OF PERIOD)
   Total assets                                             US$    266,195       242,891           266,195    242,891
   Cash and deposits                                        US$     14,819        48,852            14,819     48,852
   Long-term debt                                           US$    134,642        99,618           134,642     99,618
   Shareholders' equity                                     US$     79,325       101,212            79,325    101,212

BASIC AND DILUTED EARNINGS PER SHARE
   Net income per ordinary share                            US$      (0.11)         0.02             (0.20)      0.08
   Net income per ADR                                       US$      (0.57)         0.09             (0.99)      0.40

   Average number of shares outstanding  (thousands)               107,601       107,101           107,601    107,054

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                                                      ADDITIONAL DATA

NET PRODUCTION
   Oil (MBbls)                                                         537           802     -33%    1,220      1,549      -21%
   Gas (MMcf)                                                        6,672         6,216      +7%   14,254     12,084      +18%
   Total (MMcfe)                                                     9,894        11,028     -10%   21,574     21,378      +1%

NET SALES
   Oil (US$ in thousands)                                   US$      8,964        15,319            19,917     31,310
   Gas (US$ in thousands)                                           14,632        13,062            31,665     27,992
                                                                ------------------------           ------------------
   Total (US$ in thousands)                                         23,596        28,381     -17%   51,582     59,302      -13%
                                                                ------------------------           ------------------
AVERAGE SALES PRICE
   Oil (US$ per Bbl)                                        US$      16.69         19.10     -13%    16.33      20.21      -19%
   Gas (US$ per Mcf)                                                  2.19          2.10      +4%     2.22       2.32      -4%
   Total (US$ per Mcfe)                                               2.38          2.57      -7%     2.39       2.77      -14%

AVERAGE COSTS (US$ per Mcfe)
   Lease operating expenses                                 US$       0.36          0.22              0.36       0.22
   Depletion, depreciation and amortisation                           1.40          1.39              1.34       1.38
   General, administrative & other expenses                           0.24          0.21              0.21       0.19
   Stock compensation expense                                         0.03          0.04              0.03       0.04
                                                                ------------------------           ------------------
    Total (before exploration costs)                                  2.04          1.86     +10%     1.95       1.83      +6%
                                                                ------------------------           ------------------
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








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                PETSEC ENERGY LTD




Date  14 August, 1998                             By  /s/ ROBIN A CUMMING

                                                  -----------------------
                                                  Robin A Cumming
                                                  Chief Financial Officer